Exhibit 1

Pointer Telocation Ltd.

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held On July 21, 2009

        Notice is hereby given that an Annual General Meeting (the “Meeting”) of the Shareholders of Pointer Telocation Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, on Tuesday, July 21, 2009, at 12:00 P.M. (Israel time) for the following purposes:

1.	TO ELECT Yossi Ben Shalom, Barak Dotan, Yoel Rosenthal and Noga Knaz as directors of the Company for the coming year.

2.	TO APPOINT Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2009 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

3.	TO APPROVE, as a framework transaction, an insurance policy for the directors and officers of the Company (“D&O Insurance Policy”), as shall serve from time to time, for a period of five years from the date of expiration of the current D&O Insurance Policy (namely an additional five year period as of September 2009). The D&O Insurance Policy is at an annual premium of up to $48,000 and limitation of liability of $10,000,000.

        In addition, in accordance with Israeli law, the Company will present the financial statements of the Company for the year ended December 31, 2008 at the Meeting, as described in the accompanying proxy statement. Shareholders of record at the close of business on June 12, 2009, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 14 Ha’Melacha Street, Park Afek, Rosh Ha’ayin, 48091, Israel, Attention: Chief Financial Officer.

By Order of the Board of Directors,
Pointer Telocation Ltd.
Date: June 12, 2009

PROXY STATEMENT

POINTER TELOCATION LTD.
14 Ha'Melacha Street
Park Afek, Rosh Ha'ayin
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held On July 21, 2009

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Pointer Telocation Ltd. (the “Company”, “we”, “our”, “us”, and “Pointer”) for use at our annual general meeting of shareholders to be held on Tuesday, July 21, 2009, at 12:00 P.M. or at any postponement or adjournment thereof. The record date for determining which of our shareholders are entitled to notice of, and to vote at, the meeting is established as of the close of business on June 12, 2009.

        As of May 31, 2009, we had 4,752,931ordinary shares outstanding, each of nominal value New Israeli Shekels 3.00 (the “Ordinary Shares”).

        We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 16, 2009. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies that were sent directly to the Company should also be sent to the Company at 14 Ha’Melacha Street, Park Afek, Rosh Ha’ayin, 48091, Israel, Attention: Chief Financial Officer. Subject to the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s transfer agent or at the Company’s mailing address listed above prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week, to July 28, 2009, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposals 1 and 2 to be presented at the meeting require the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

        Since certain of the Company’s directors are controlling shareholders, as defined in the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”), the approval of Proposal 3 to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least one-third of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PRINCIPAL SHAREHOLDERS

        The following table and notes thereto sets forth certain information, as of May 31, 2009 regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our Ordinary Shares by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On such date 4,752,931 Ordinary Shares were issued and outstanding.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*	Percent of Ownership

DBSI Investment Ltd. (1)	1,783,590	37.53%

Eurocom Holdings (1979) Ltd. (2)	701,592	14.76%

*	The percentage of outstanding Ordinary Shares beneficially owned is based on 4,752,931 Ordinary Shares outstanding as of May 31, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2009. Such Ordinary Shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table and the footnotes thereto have sole voting and investment power with respect to all Ordinary Shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd. (“DBSI”), Messrs. Barak Dotan and Yossi Ben Shalom, who are candidates for re-election as directors, may be considered to be the beneficial holders of the 37.53% of our outstanding Ordinary Shares held by DBSI. Messrs. Yossi Ben Shalom and Barak Dotan and Yossi Ben Shalom also control DBSI and so share the beneficial ownership of 1,783,590 Ordinary Shares of the Company. DBSI holds the sole right to vote 1,783,590 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan. The principal business address of each of these entities and individuals is 85 Medinat Hayehudim Street, Herzlia, 49514, Israel. This disclosure is based on information disclosed by DBSI on Form 13D/A, filed on December 16, 2008, as well as information provided directly to the Company.

(2)	Includes 165,275 Ordinary Shares held directly by Eurocom Communications Ltd. (“Eurocom Communications”) an affiliate of Eurocom Holdings (1979) Ltd. (“Eurocom Holdings”). Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% owned by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. The remaining 0.67% of Eurocom Communications is held directly by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to the Ordinary Shares of the Issuer held of record by Eurocom Holdings and Eurocom Communications. The principal business address of each of these entities and individuals is 2 Dov Friedman Street, Ramat Gan 52503, Israel. This disclosure is based on information disclosed by Eurocom Holdings on Form 13G/A, filed on February 17, 2009.

MATTERS RELATING TO THE 2009 ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL 1

ELECTION OF DIRECTORS

        The Company has nominated the persons named below, who were elected as directors at the Annual General Meeting of Shareholders held on July 10, 2008, for re-election as directors to serve for a period of one year until the next annual general meeting or until their respective successors are duly elected and qualified.

        Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director. Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	53	Yossi Ben Shalom has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd.

Barak Dotan	41	Barak Dotan was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (Nasdaq: JCDA), formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Yoel Rosenthal	54	Yoel Rosenthal was appointed a director on our Board in April 2003. He is a veteran accountant with over 20 years of experience. Prior to joining D.B.S.I. Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber. He also held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal received an MBA with honors from the University of California at Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

Noga Knaz	43	Noga Knaz was appointed as a director on our board in July 2008. Ms. Knaz is the Chief Executive Officer of Rosario Capital Ltd. as of 2007. From 2006 until 2007 Ms. Knaz served as the Chief Executive Officer of Dash Securities and Investments Ltd. During the years 2002 - 2006 Ms. Knaz served in variuos mangerial positions in Migdal Capital Markets Ltd., including co-Chief Executive Officer and head of investments and marketing division. Ms. Knaz holds a B.A from Haifa University.

        Our Board of Directors will present the following resolution at the meeting:

        “RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal and Ms. Noga Knaz are hereby elected to serve as directors of the Company for the coming year until the next annual meeting or until their respective successors are duly elected and qualified.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our Ordinary Shares represented thereby “FOR” the election of each of Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal and Ms. Noga Knaz.

        The affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 1.

        The Board of Directors recommends that the shareholders vote “FOR” the election of each of Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal and Ms. Noga Knaz as directors of the Company.

PROPOSAL 2

TO APPOINT KOST FORER GABBAY & KASIERER AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING
DECEMBER 31, 2009 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX
THEIR REMUNERATION

        The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2009. Our Board of Directors has recommended and upon such recommendation, at the last annual meeting, the Company’s shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2008. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2009 is appropriate and in the best interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company.

        In compliance with the law, our Board of Directors will present the following resolution at the Meeting:

        “RESOLVED to appoint Kost Forer Gabbay & Kasiereras the independent public accountants of the Company for the year ending December 31, 2009 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our Ordinary Shares represented thereby “FOR” the appointment of Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2009 and authorizing the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

        Our Board of Directors recommends a vote “FOR” the appointment of Kost Forer Gabbay & Kasierer as the independent public accountants of the Company.

        The affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 2.

PROPOSAL 3

COMPANY’S DIRECTORS AND OFFICERS INSURANCE POLICY

        In order to induce individuals to serve as directors and officers of the Company, it is critical that the Company maintain adequate directors and officers insurance. Therefore, the Company believes it is necessary to continue and procure insurance for its directors and officers.

        At the Meeting, the Company’s shareholders will be asked to approve the director’s and officers’ insurance policy for a five year period beginning September 2009 at an annual premium of $48,000 for a limitation of liability coverage of up to $10,000,000. The audit committee of the Company and the Board of Directors have already approved this proposal. The director’s and officers’ insurance policy will cover the incumbent directors and officers of the Company as well as directors and officers of the Company that will be appointed in the future from time to time. The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, TO APPROVE, as a framework transaction, an insurance policy for the directors and officers of the Company (“D&O Insurance Policy”), as shall serve from time to time, for a period of five years from the date of expiration of the current D&O Insurance Policy (namely an additional five year period as of September 2009). The D&O Insurance Policy is at an annual premium of up to $48,000 and limitation of liability of $10,000,000.”

        The Company shall be entitled, from time to time, without the need for an additional approval from the shareholders of the Company, to renew the D&O Insurance Policy or replace it, with the same insurer or a different insurer, in respect of all directors and officers that shall serve in the Company at such time (including representatives of the controlling shareholders), all subject to the following terms: (i) the total annual premium shall not exceed $48,000; (ii) the limitation of liability shall not exceed $10,000,000; and (iii) the other terms of the D&O Insurance shall be similar to those existing in the current D&O Insurance Policy.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the procurement of the Company’s D&O Insurance Policy provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

        Our Board of Directors recommends a vote “FOR” approval of the D&O Insurance Policy.

PRESENTATION OF FINANCIAL STATEMENTS

        The Companies Law requires the presentation of the Consolidated Balance Sheets and related information of the Company to the shareholders of the Company. The Company will present at the Meeting the Company’s Consolidated Balance Sheets at December 31, 2008 and the Consolidated Statements of Income for the year then ended and will present to the Company’s shareholders the management’s report on the business of the Company for the year ended December 31, 2008.

REPORTING REQUIREMENTS

        We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors, Pointer Telocation Ltd. June 12, 2009